Exhibit 99.1

AGM Group Holdings Inc. Announces Subsequent Closing of US$2 Million Convertible Promissory Note Offering

Hong Kong, China, December 19, 2025 (GLOBE NEWSWIRE) -- AGM GROUP HOLDINGS INC. (Nasdaq: AGMH) (the “Company” or “AGMH”), is one of the few publicly-listed companies at US market with both ASIC chip design and crypto miner production capabilities and its released crypto miner has competitive product performance and parameters, today announced the subsequent closing of offering of a convertible promissory note in the principal amount of $500,000 (the “Note”) convertible into Class A ordinary shares of the Company, par value $0.05 per share (“Shares”) for aggregate gross proceeds of $425,000 as to the closing (the “Closing”).

On September 22, 2025, the Company entered into a series of agreements with an institutional investor (the “Investor”), pursuant to which the Company agreed to allot and issue up to $6 million in face value of original issue discount convertible advances (the “Advances”). Under the Securities Purchase Agreement (the “SPA”), the Company may issue up to $6 million in aggregate principal amount of Advances in three tranches. The first tranche of $2 million is issued in two installments: $1,500,000 at initial closing and $500,000 upon the effectiveness of an initial resale registration statement to be filed with the U.S. Securities and Exchange Commission (“SEC”). This Closing is the second closing of the First Tranche occurred on December 18, 2025.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About AGM Group Holdings Inc.

AGM Group Holdings Inc. is one of the few publicly-listed companies at US market with both ASIC chip design and crypto miner production capabilities and its released crypto miner has competitive product performance and parameters. For more information, please visit the Company’s website at https://agmhgroup.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "approximates," "assesses," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

AGM GROUP HOLDINGS INC.

Investor Relations Department

Email: ir@agmhgroup.com

https://agmhgroup.com/